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Kemper Investors Life Insurance Company
1 Kemper Drive, Long Grove, Illinois 60049-0001

ENDORSEMENT -  Guaranteed Retirement Income Benefit

As used in this Endorsement, "Contract" means the Contract or Certificate to which this Endorsement is attached. This endorsement forms a part of the Fixed and Variable Deferred Annuity Contract to which it is attached, from the Contract issue date.

DEFINITIONS

GUARANTEED RETIREMENT INCOME BENEFIT BASE - An amount applied to the guaranteed annuity factors on the date this benefit option is exercised (date exercised) to produce the Guaranteed Retirement Income Benefit. It is equal to the greater of items (1), (2) or (3) listed below, less debt:

(1) the Contract Value or if greater, the amount that would have been payable in the event of a full surrender on the date of death, the total amount of Purchase Payments less withdrawals accumulated at 5.00% per annum to the earlier

(2) of the original Annuitant's 85th birthday or the date this benefit option is exercised, increased by Purchase Payments made from the 85th birthday to the date exercised and decreased by any adjustments for withdrawals from the 85th birthday to the date exercised, or

(3) the greatest Anniversary Value preceding the earlier of the original Annuitant's 86th birthday or date exercised, increased by Purchase Payments made since the date of the greatest Anniversary Value and decreased by any adjustments for withdrawals since that date. The Anniversary Value equals the Contract Value on each Contract Anniversary during the Accumulation Period.

For joint annuitants, the age of the older of the original two Annuitants will be used for purposes of 2 and 3 above.

An adjustment for a withdrawal is the sum of any amount available as a dollar for dollar reduction, and a proportionate reduction. The maximum dollar for dollar reduction is 5% of the Dollar for Dollar Base, less any prior dollar for dollar withdrawals in the Contract year. The Dollar for Dollar Base is total premiums less withdrawals assessed a withdrawal charge and less any withdrawal charges. A proportionate reduction is applicable when the withdrawal and any withdrawal charges exceed the maximum dollar for dollar reduction. The proportionate reduction is the amount in (2) and/or (3) above, reduced by any dollar for dollar reduction, multiplied by (a) divided by (b), where:

(a) is the withdrawal plus any withdrawal charges reduced by any dollar for dollar reduction, and
(b) is the Contract Value, adjusted by any Market Value Adjustment, reduced by any dollar for dollar reduction.

EXERCISE PERIODS - The Guaranteed Retirement Income Benefit may only be exercised within 30 days following Contract Anniversary specified in the Contract Schedule or any subsequent anniversary date, but no later than the Annuity Date.

During the Exercise Period, the Owner may apply the Guaranteed Retirement Income Benefit Base net of any applicable premium tax, to purchase a monthly fixed or variable annuity income for the life of the Annuitant or the lifetimes of the joint and survivor Annuitants.

If benefits are elected to be paid for the life of the Annuitant, we will guarantee payment for a certain period of 5, 10, 15 or 20 years, as elected by an Owner. If benefits are elected to be paid for the lifetime of joint and survivor Annuitants, a certain period of 25 years will apply. We will pay the full monthly income benefit as long as one or both of the Annuitants is alive.

When the Annuitant dies, (or in the case of joint Annuitants, when both, have died) We will automatically continue any unpaid installments for the remainder of the elected period certain. However, if the beneficiary so elects, We will pay a commuted value of the remaining payments. In determining the commuted value, the present value of the remaining payments in the period certain will be calculated based on the applicable interest rate plus an interest rate adjustment factor. The interest rate adjustment factor is equal to the following:
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
Number of years remaining in the period certain                Interest rate adjustment
15 or more years............................................              1.00%
10-14 years ................................................              1.50%
less than 10 years..........................................              2.00%

The amount of each payment for purposes of determining the present value of any variable installments will be determined by applying the Annuity Unit Value next determined following Our receipt of due proof of death.

OTHER BENEFIT OPTIONS - Benefit payments are also available on a quarterly, semi-annual or annual basis. We may make other Annuity Options available.

GUARANTEED RETIREMENT INCOME BENEFIT PROVISIONS

If the Owner has selected Guaranteed Retirement Income Benefit coverage, it will be indicated on the Contract Schedule. A separate charge will be made for this coverage, also shown on the Contract Schedule.

The Owner may elect to discontinue Guaranteed Retirement Income Benefit coverage on or after the first exercise date. We must receive a written election to discontinue this coverage. The coverage will be discontinued effective as of the date the written election is received by us.

Within 30 days after the second Contract Anniversary or any subsequent anniversary, the Owner may elect to repurchase GRIB, effective on the Contract Anniversary, for any GRIB benefit still being offered by Us. If a repurchase is elected, all GRIB benefit calculations will start over from the Contract Anniversary as if the Contract Anniversary were a new issue date and the Contract Value on the Contract Anniversary were the initial purchase payment.

After an Owner elects to apply the Guaranteed Retirement Income Benefit Base to the purchase of Annuity income benefits, no other benefits will be payable under the Contract.

BASIS OF ANNUITY OPTIONS - The guaranteed monthly payments are based on an interest rate of 3% per year and mortality of the "1983 Table a" individual annuity mortality table developed by the Society of Actuaries, projected using Schedule G. The assumed investment rate for a variable payout is 3% for the initial payment, 5% for second and subsequent payments.

COMMUTABILITY - For annuitizations under the fixed and variable account options, the Owner may elect partial lump sum payments during the Annuity period.

Lump sum payments are available only during the period certain applicable under the payout option You elected; for example, lump sum payments can be elected only during the 5, 10, 15, 20, or 25 year certain period that applies to the payout.

Lump sum payments are available once in each Contract Year and may not be elected until after the first year GRIB has been exercised.

The Owner may elect to receive a partial lump sum payment of the present value of the remaining payments in the period certain subject to the restrictions described below. If a partial lump sum payment is elected, the remaining payments in the period certain will be reduced based on the ratio of the amount of the partial withdrawal to the amount of the present value of the remaining installments in the period certain prior to the withdrawal. If the Annuitant is still living after the period certain is over, the Payee will begin receiving the original annuitization payment amount again.

Each time that a partial lump sum payment is made, we will determine the percentage that the payment represents of the present value of the remaining installments in the period certain. For Non-Qualified Plan Contracts, the sum of these percentages over the life of the Contract cannot exceed 75%. For Qualified Plan Contracts, partial lump sum payments of up to 100% of the present value of the remaining installments in the period certain may be made.

In determining the amount of the lump sum payment that is available, the present value of the remaining installments in the period certain will be calculated based on the applicable interest rate plus an interest rate adjustment factor. The applicable interest rate is the rate used to determine the initial payment, except in the
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case of a GRIB election for a variable payout, it is the rate used for the second and later payments. The interest rate adjustment is equal to the following:

Number of years remaining in the period certain             Interest rate adjustment
15 or more years.......................................              1.00%
10-14 years............................................              1.50%
less than 10 years ....................................              2.00%

The amount of each payment for purposes of determining the present value of any variable installments will be the payment next scheduled after the request for commutation is received.

Except as modified herein, all terms and conditions of the Contract remain unchanged.

In witness whereof, Kemper Investors Life Insurance Company has caused this Endorsement to be signed by its President and Secretary.

          Secretary                                President